SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.
Corporate Taxpayer ID (CNPJ/MPF): 42.150.391/0001 -70
Publicly Held Company

MATERIAL FACT

Braskem S.A. (“Braskem” or “Company”), hereby announces, in accordance with article 157, paragraph 4 of Law 6,404/76 and Instruction 358/02 issued by the Securities and Exchange Commission of Brazil (CVM), that it entered into a purchase agreement on this date (“Agreement”) with Sunoco, Inc (R&M) (“Sunoco R&M”) through its subsidiary Braskem América, Inc. (“Braskem América”) for the acquisition of 14,908 shares, representing 100% of the total and voting capital of Sunoco Chemicals, Inc. (“Sunoco Chemicals”).

I. RATIONALE

The acquisition of Sunoco Chemicals (“Acquisition”) is an important step in Braskem’s international expansion process, that aim to position it among the five largest and most competitive petrochemical companies in the world.

The acquisition reflects Braskem’s strategy of combining growth in the regional market with new alternatives for access to raw materials at competitive prices and access to leading consumer markets. More specifically, it will help Braskem to establish a solid presence in the U.S. market, given the attractive opportunities there, to benefit in the future from commercial and logistics synergies with its other investments in Latin America, especially in Mexico and Venezuela.

II. SUNOCO CHEMICALS

Sunoco Chemicals has an annual production capacity of 950,000 tons of polypropylene (“PP”), accounting for 13% of total U.S. capacity. Its 3 PP plants have excellent technological and operational quality and are distributed as follows: (i) Marcus Hook, Pennsylvania, with a production capacity of 350,000 tons; (ii) Neal, West Virginia, with a capacity of 210,000 tons; and (ii) La Porte, Texas, with capacity of 390,000 tons. Approximately 70% of feedstock supply is based on competitive long term contracts.

Sunoco Chemicals, which is headquartered in Philadelphia, Pennsylvania, and also has a research and technology center located in Pittsburgh that focus on developing new PP products. This focus will be reinforced by Braskem management.

In addition to PP assets, Sunoco Chemicals also has chemicals and aromatics assets, which are not included in the Acquisition. In this regard, Sunoco R&M will separate the chemical and aromatics assets from Sunoco Chemicals as a precondition for completing the Acquisition.

III. THE ACQUISITION:

The Agreement envisages the acquisition of 14,908 shares, all owned by Sunoco R&M, representing 100% of the total and voting capital of Sunoco Chemicals, for US$350 million (“Acquisition Price”).

The Acquisition Price will be paid in cash on closing within an estimated period of 60 days. In line with the market practices for this type of transaction, the completion of the Acquisition is subject to the fulfillment of conditions precedent stipulated in the Agreement.

IV. GENERAL PROVISIONS

The Acquisition will be submitted, within the terms and in accordance with the means provided for by applicable rules, to the competent regulatory bodies for approval, including the Federal Trade Commission and Antitrust Division of the Justice Department in the United States of America. Further, it will be communicated to the São Paulo Stock Exchange (Bovespa), the Securities and Exchange Commission of Brazil (CVM), the U.S. Securities and Exchange Commission (SEC), the New York Stock Exchange (NYSE) and the Latin American Securities Exchange of the Madrid Stock Exchange – Latibex.

The Company will keep its shareholders and the market fully and opportunely informed of any relevant developments relating to the Acquisition. For further information, please contact Braskem’s Investor Relations department at: Av. das Nações Unidas, nº 8.501, 25º andar, Pinheiros, São Paulo/SP – www.braskem-ir.com.br.

São Paulo, February 1, 2010

Braskem S.A.
Carlos José Fadigas de Souza Filho
Chief Financial and Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 01, 2010
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.